

CHITALY HOLDINGS LIMITED
中意控股有限公司

Room 204, 2nd Floor, Wing On Plaza, 62 Mody Road, Tsim Sha Tsui East, Kowloon, Hong Kong
Tel : (852) 2636 6648 Fax : (852) 2635 0389
Email : info@chitaly.com.hk



6th January, 2006

Exemption No.34829

The U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Room 3099
Office of International Corporate Finance
Mail Stop 3 – 7
Washington D.C. 20549

Re: CHITALY HOLDINGS LIMITED Exemption No. 34829

On behalf of Chitaly Holdings Limited, I am furnishing herewith the below listed documents pursuant to Rule 12g3-2(b) (iii) under the Securities Exchange Act of 1934 ("Exchange Act"):

Description of Document / Date

1.	03/11/2005	10:11	Share Repurchase Report	1 page
2.	08/11/2005	11:58	Share Repurchase Report	1 page
3.	09/11/2005	10:07	Share Repurchase Report	1 page
4.	16/11/2005	10:13	Share Repurchase Report	1 page
5.	21/11/2005	10:07	Share Repurchase Report	1 page
6.	07/12/2005	20:18	Unusual price & volume movements	1 page

Yours truly,

Kevin Wong
Chief Financial Officer

Enclosure

Date Printed : 03/11/2005

Share Repurchase Report

Company	Stock Code	Sec. Type	Trading Date (yyyy/mm/dd)	Shares Purchased	Unit Or Highest Price ($)	Lowest Unit Price ($)	Total Paid ($)	Purchase Method	Total No. of Shares Purchased on the Exchange in the Month to Date (a)	Total No. of Shares Purchased on the Exchange in the Year to Date (since Ord. Resolution) (b)	% of Previous Months Turnover Acquired This Month to Date	% o Share at Ti Re Acquire Exchan Re
ALLIED GROUP	373	ORD	2005/11/2	30,000	HKD 10.30	HKD 10.25	HKD 308,600.00	exchange	50,000	2,036,000	2.630	0.780
APPLIED INT'I	519	ORD	2005/11/2	140,000	HKD 0.44	HKD 0.435	HKD 61,100.00	exchange	140,000	13,940,000	0.192	1.481
CHITALY HOLD	1198	ORD	2005/11/2	578,000	HKD 4.075	HKD 3.975	HKD 2,330,250.00	exchange	578,000	4,170,000	5.357	1.695
COL CAPITAL	383	ORD	2005/11/2	16,000	HKD 1.25	HKD 1.23	HKD 19,760.00	exchange	96,000	2,896,000	2.430	0.960
COMPUTER & TECH	46	ORD	2005/11/2	42,000	HKD 0.80	-	HKD 33,600.00	exchange	42,000	5,606,000	0.639	2.037
CSMC	597	ORD	2005/11/2	10,000	HKD 0.40	-	HKD 4,000.00	exchange	10,000	4,859,430	0.176	0.183
HK & CHINA GAS	3	ORD	2005/11/2	740,000	HKD 16.15	HKD 16.10	HKD 11,949,250.00	exchange	1,740,000	70,107,000	1.125	1.256
SINO LAND	83	ORD	2005/11/2	3,750,000	HKD 8.70	HKD 8.55	HKD 32,315,100.00	exchange	3,750,000	97,648,000	2.029	2.268
TAI FOOK SEC	665	ORD	2005/11/2	336,000	HKD 0.96	HKD 0.95	HKD 321,260.00	exchange	688,000	5,472,000	21.208	0.937

** End of Report **

Whilst the Exchange has endeavoured to ensure that the information supplied to it is accurately reproduced in the above report, the Exchange does not accept any liability for any direct or consequential loss or damage arising from any inaccuracy or omission therein.

Date Printed : 08/11/2005

Share Repurchase Report

Company	*Stock Code*	*Sec. Type*	*Trading Date (yyyy/mm/dd)*	*Shares Purchased*	*Unit Or Highest Price ($)*	*Lowest Unit Price ($)*	*Total Paid ($)*	*Purchase Method*	*Total No. of Shares Purchased on the Exchange in the*		*% of Previous Months Turnover Acquired This Month to Date*	*% of Issued Share Capital at Time Ord. Resolution Passed Acquired on the Exchange Since Date of Resolution*
									Month to Date (a)	*Year to Date (since Ord. Resolution) (b)*		
CHITALY HOLD	1198	ORD	2005/11/7	40,000	HKD 4.00	-	HKD 160,000.00	Exchange	618,000	4,210,000	5.728	1.711

** End of Report **

Whilst the Exchange has endeavoured to ensure that the information supplied to it is accurately reproduced in the above report, the Exchange does not accept any liability for any direct or consequential loss or damage arising from any inaccuracy or omission therein.

Date Printed : 09/11/2005

Share Repurchase Report

Company	*Stock Code*	*Sec. Type*	*Trading Date (yyyy/mm/dd)*	*Shares Purchased*	*Unit Or Highest Price ($)*	*Lowest Unit Price ($)*	*Total Paid ($)*	*Purchase Method*	*Total No. of Shares Purchased on the Exchange in the Month to Date (a)*	*Total No. of Shares Purchased on the Exchange in the Year to Date (since Ord. Resolution) (b)*	*% of Previous Months Turnover Acquired This Month to Date*	*% of Issued Share Capital at Time Ord. Resolution Passed Acquired on the Exchange Since Date of Resolution*
ALLIED GROUP	373	ORD	2005/11/8	50,000	HKD 10.30	-	HKD 515,000.00	exchange	376,000	2,362,000	19.750	0.910
APPLIED INT'L	519	ORD	2005/11/8	120,000	HKD 0.44	HKD 0.435	HKD 52,300.00	exchange	440,000	14,240,000	0.605	1.513
CHITALY HOLD	1198	ORD	2005/11/8	442,000	HKD 4.00	HKD 3.85	HKD 1,733,400.00	exchange	1,060,000	4,652,000	9.825	1.891
COL CAPITAL	383	ORD	2005/11/8	60,000	HKD 1.28	HKD 1.25	HKD 76,680.00	exchange	304,000	3,104,000	7.690	1.030
MIDLAND HOLDING	1200	ORD	2005/11/8	400,000	HKD 3.40	HKD 3.35	HKD 1,351,250.00	exchange	400,000	8,166,000	0.270	1.099
NATIONAL ELEC H	213	ORD	2005/11/8	100,000	HKD 0.225	-	HKD 22,500.00	exchange	482,000	3,866,000	11.490	0.360
REGAL INT'L	78	ORD	2005/11/8	1,000,000	HKD 0.51	HKD 0.50	HKD 508,500.00	exchange	10,900,000	51,764,000	0.830	0.620
SINO LAND	83	ORD	2005/11/8	1,384,000	HKD 8.25	HKD 8.10	HKD 11,304,800.00	exchange	11,960,000	105,858,000	6.471	2.458
STONE HOLDINGS	409	ORD	2005/11/8	800,000	HKD 0.41	HKD 0.405	HKD 328,686.06	exchange	1,100,000	1,150,000	2.300	0.076
TAI FOOK SEC	665	ORD	2005/11/8	170,000	HKD 0.93	HKD 0.92	HKD 157,400.00	exchange	970,000	5,754,000	29.901	0.985

** End of Report **

Date Printed : 16/11/2005

Share Repurchase Report

Company	Stock Code	Sec. Type	Trading Date (yyyy/mm/dd)	Shares Purchased	Unit Or Highest Price ($)	Lowest Unit Price ($)	Total Paid ($)	Purchase Method	Total No. of Shares Purchased on the Exchange in the: Month to Date (a)	Total No. of Shares Purchased on the Exchange in the: Year to Date (since Ord. Resolution) (b)	% of Previous Months Turnover Acquired This Month to Date	% of Issued Share Capital at Time Ord. Resolution Passed Acquired on the Exchange Since Date of Resolution
ALLIED GROUP	373	ORD	2005/11/15	108,000	HKD 10.70	HKD 10.60	HKD 1,152,900.00	exchange	704,000	2,690,000	36.980	1.040
CHITALY HOLD	1198	ORD	2005/11/15	1,150,000	HKD 3.60	HKD 3.225	HKD 3,978,500.00	exchange	2,210,000	5,802,000	20.484	2.358
COL CAPITAL	383	ORD	2005/11/15	200,000	HKD 1.28	-	HKD 256,000.00	exchange	792,000	3,592,000	20.020	1.190
CSMC	597	ORD	2005/11/15	10,000	HKD 0.395	-	HKD 3,950.00	exchange	80,000	4,929,430	1.405	0.186
REGAL INT'L	78	ORD	2005/11/15	500,000	HKD 0.51	HKD 0.495	HKD 253,500.00	exchange	13,980,000	54,844,000	1.070	0.650
TAI FOOK SEC	665	ORD	2005/11/15	170,000	HKD 0.93	HKD 0.92	HKD 157,400.00	exchange	1,258,000	6,042,000	38.779	1.034

** End of Report **

Date Printed : 21/11/2005

Share Repurchase Report

Company	*Stock Code*	*Sec. Type*	*Trading Date (yyyy/mm/dd)*	*Shares Purchased*	*Unit Or Highest Price ($)*	*Lowest Unit Price ($)*	*Total Paid ($)*	*Purchase Method*	*Total No. of Shares Purchased on the Exchange in the*		*% of Previous Months Turnover Acquired This Month to Date*	*% of Issued Share Capital at Time Ord. Resolution Passed Acquired on the Exchange Since Date of Resolution*
									Month to Date (a)	*Year to Date (since Ord. Resolution) (b)*		
APPLIED INT'L	519	ORD	2005/11/18	80,000	HKD 0.415	HKD 0.41	HKD 33,000.00	exchange	940,000	14,740,000	1.292	1.566
CHITALY HOLD	1198	ORD	2005/11/18	150,000	HKD 3.00	-	HKD 450,000.00	exchange	2,360,000	5,952,000	21.874	2.419
COL CAPITAL	383	ORD	2005/11/18	132,000	HKD 1.30	HKD 1.29	HKD 171,480.00	exchange	1,296,000	4,096,000	32.760	1.360
CSMC	597	ORD	2005/11/18	5,000	HKD 0.395	-	HKD 1,975.00	exchange	105,000	4,954,430	1.844	0.187
RBI HOLDINGS	566	ORD	2005/11/18	96,000	HKD 1.22	-	HKD 117,120.00	exchange	96,000	246,000	9.140	0.070
REGAL INT'L	78	ORD	2005/11/18	12,500,000	HKD 0.51	HKD 0.495	HKD 6,212,200.00	exchange	36,130,000	76,994,000	2.760	0.920
STARLIGHT INT'L	485	ORD	2005/11/18	200,000	HKD 0.69	-	HKD 138,000.00	exchange	200,000	2,107,500	2.269	0.277
TAI FOOK SEC	665	ORD	2005/11/18	430,000	HKD 0.94	HKD 0.93	HKD 401,600.00	exchange	1,688,000	6,472,000	52.035	1.108

** End of Report **

CHITALY HOLD<01198> - Unusual price & volume movements

The Stock Exchange has received a message from Chitaly Holdings Limited which is reproduced as follows:-

"The following statement is made at the request of The Stock Exchange of Hong Kong Limited ("Stock Exchange").

The directors ("Directors") of the Company have noted the increase in the price and the volume of the shares of the Company today and wish to state that they are not aware of any reasons for such movement.

The Directors confirm that there are no negotiations or agreements relating to intended acquisitions or realisations which are discloseable under rule 13.23 of the Rules ("Listing Rules") Governing the Listing of Securities on the Stock Exchange, neither are the Directors aware of any matter discloseable under the general obligation imposed by rule 13.09 of the Listing Rules, which is or may be of a price-sensitive nature.

Made by the order of the board of Chitaly Holdings Limited, the Directors of which individually and jointly accept responsibility for the accuracy of the above statement.

As at the date of this announcement, the board of Directors comprises three executive Directors, namely Mr. Tse Kam Pang, Mr. Lam Toi and Mr. Ma Gary Ming Fai; three independent non-executive Directors, namely Dr. Donald H Strazheim, Mr. Chang Chu Fai Johnson Francis and Mr. Yau Chung Hong.

For and on behalf of
Chitaly Holdings Limited

Chan Wing Kit
Company Secretary

7 December 2005"